Form of Letter from the Fund to Members

in Connection with the Fund’s Acceptance of Units

AMG Pantheon Master Fund, LLC

c/o AMG Funds LLC

680 Washington Boulevard, Suite 500

Stamford, Connecticut 06901

[DATE]

Dear Member:

This letter serves to inform you that AMG Pantheon Master Fund, LLC (the “Fund”) has received and accepted for purchase your tender of all or some of your units of beneficial interest in the Fund.

In accordance with the terms of the tender offer, you will be issued payment in cash or a non-interest bearing, uncertificated debt obligation entitling you to receive payment equal to the net asset value of the tendered units (“Units”) as of September 30, 2026 (or such later date as may be determined by the Fund if the tender offer is extended, the “Valuation Date”).

Subject to the terms and conditions of the tender offer, payment in settlement of the debt obligation is generally expected to be made by a single payment equal to 100% of the unaudited net asset value of the Units tendered and purchased, determined as of the Valuation Date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before the later of 30 days after the Valuation Date or, if the Fund has requested redemptions of all or a portion of its investments in investment funds in order to fund its purchase of Units, 10 business days after the Fund has received at least 90% of the aggregate redemption amount from the investment funds.

If you have any questions, please contact the Fund’s administrator at (877) 355-1566.

Sincerely,

AMG Pantheon Master Fund, LLC